Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio data)

	Fiscal Year Ended
	October 31, 2010	October 30, 2011	October 28, 2012	November 3, 2013	November 2, 2014
Fixed charges (1):
Interest expense	$32	$3	$1	$1	$96
Capitalized interest	—	—	—	—	2
Amortization of debt issuance costs and accretion of debt discount	2	1	—	1	14
Portion of rental expense representative of interest (2)	4	4	4	4	14
Total fixed charges	$38	$8	$5	$6	$126

Earnings:
Income from continuing operations before income taxes	$406	$561	$585	$568	$342
Fixed charges per above	38	8	5	6	126
Less: capitalized interest	—	—	—	—	(2)
Total earnings	$444	$569	$590	$574	$466

Ratio of earnings to fixed charges	11.7	68.0	121.6	94.4	3.7
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(1)
For purposes of computing this ratio of earnings to fixed charges, "fixed charges" consist of interest expense on all indebtedness plus capitalized interest, amortization of debt issuance costs and accretion of debt discount and an estimate of interest expense within rental expense. "Earnings" consist of income from continuing operations before income taxes plus fixed charges less capitalized interest.

(2)	The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.